Via Facsimile and U.S. Mail
Mail Stop 6010

December 1, 2006

Ms. Carolyn J. Logan
President and Chief Executive Officer
Salix Pharmaceuticals, Ltd.
1700 Perimeter Park Drive
Morrisville, North Carolina 27560

**Re:     Salix Pharmaceuticals, Ltd.**
**        Form 10-K for Fiscal Year Ended December 31, 2005**
**        Filed March 16, 2006**
**        Form 10-Q for the Three Months Ended March 31, 2006**
**        Filed May 10, 2006**
**        File No. 000-23265**

Dear Ms. Logan:

        We have completed our review of your Form 10-K and have no further comments at this time.

                                        Sincerely,


                                        Jim Atkinson
                                        Accounting Branch Chief